March 22, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Bridgeline Software, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 29, 2009
Form 10-Q for the Quarter Ended December 31, 2009
Filed February 16, 2010
Commission File No. 001-33567

Dear Mr. Gilmore:

We received your comment letter dated March 9, 2010 regarding the Company’s above-referenced filings.  Set forth below are the Company’s responses which are keyed to the headings and sequential numbering of the comments in the letter.  Our responses contained in this letter are filed via EDGAR under the form type label CORRESP.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 9A (T). Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting page 55

1.            We note your response to comment 1 that management determined that the level of documentation was sufficient to conclude that your internal controls over financial reporting were effective.  This representation, which implies your belief that your documentation is in compliance with Sarbanes Oxley, contradicts the disclosure included in your report on internal control over financial reporting.  Please advise.  To the extent that you conclude that your documentation is in compliance with Sarbanes Oxley, revise your disclosures in future filings to explain that additional costs may be incurred related to improving documentation to support evaluation and testing by independent auditors.

March 22, 2010

Response

We agree with your observation that the sentence as worded in our Form 10-K appears contradictory.  We believe that our internal controls are in compliance with Sarbanes Oxley and that our documentation is sufficient for management to make that assertion. We will revise future filings to make it clear that additional costs may be incurred to improve our documentation to support evaluation and testing by independent auditors.

Form 10-Q for the Quarter Ended December 31, 2009

Item 4A (T). Controls and Procedures

Evaluation and Disclosure Controls, page 18

2.            We note that your conclusion of the effectiveness of disclosure controls and procedures is qualified by the phrase “except as described below.” However, we also note that you have not provided a description of any items related to the qualifying language. Please tell us the reason for including the qualifying language. Also, please note that such qualifications are inappropriate and you should amend your filing to state whether disclosure controls and procedures were effective or ineffective. To the extent they are not effective, provide additional disclosure regarding your deficiencies.

Response

The qualifying phrase “except as described below” was included in our Form 10-Q because of an oversight, and we agree this language should not have been included.  There were no exceptions to be described below this qualifying phrase and there were no exceptions actually described in the Form 10-Q.  While we realize that this qualification was inappropriate, we do not believe that this language has caused confusion.  We will make every effort to ensure such qualifications are not included in our future filings.  Accordingly, we respectfully request that we not be required to amend the aforementioned Form 10-Q.

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If you require additional information regarding the above responses please do not hesitate to contact either myself or Thomas Massie, Chief Executive Officer.

Very truly yours,

Ronald M. Levenson
Executive Vice President and Chief Financial Officer

cc:	Thomas Massie President and Chief Executive Officer